MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update          3/31/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	31-Mar-09	Total Return	Compound Rate of Return
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%	One Year	(38.13%)	(38.13%)
12/31/2006	12.24	0.28	26.72	Three Years	(34.75%)	(13.27%)
12/31/2007	11.42	0.76	26.08	Since Inception (01/31/05)	(25.89%)	(6.95%)
12/31/2008	7.23	0.75	(11.87)
3/31/2009	6.08	0.00	(25.89)

Portfolio @ 3/31/2009

AEROSPACE/DEFENSE - 1.8%
Boeing Co.

AIR FREIGHT & LOGISTICS - 2.1%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS - 2.3%
VF Corp.

APPLICATION SOFTWARE - 1.1%
Interactive Data Corp.

AUTO PARTS & EQUIPMENT - 1.0%
Johnson Controls, Inc.

BANKING-DIVERSIFIED BANKS - 1.1%
Bank of Hawaii Corp.

BANKING-INVESTMENT BANKING & BROKERAGE - 1.9%
Morgan Stanley

CHEMICALS-DIVERSIFIED - 0.9%
Dow Chemical Co. (The)

CHEMICALS-SPECIALTY - 1.6%
Valspar Corp.

COMMERCIAL PRINTING - 0.7%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE - 1.9%
Diebold, Inc.

CONSTRUCTION MATERIALS - 1.4%
Vulcan Materials Co.

CONSTRUCTION MATERIALS-STEEL - 1.7%
Timken Co.

CONSUMER PRODUCTS - 1.9%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES - 2.2%
Automatic Data Processing, Inc.

DEPARTMENT STORES - 2.3%
Nordstrom, Inc.

DISTILLERS & VINTNERS - 1.7%
Brown-Forman Corp. Class B

DISTRIBUTORS - 1.9%
Genuine Parts Co.

ELECTRICAL COMPONENTS & EQUIPMENT - 1.9%
Hubbell, Inc. Class B

ENERGY - 2.1%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES - 2.0%
Waste Management, Inc.

FOOD DISTRIBUTORS - 2.1%
SYSCO Corp.

FOOD & MEATS-PACKAGED - 1.8%
Kraft Foods, Inc. Class A

FOOD RETAIL - 1.8%
SUPERVALU, Inc.

HEALTH CARE TECHNOLOGY - 1.1%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL - 2.3%
Home Depot, Inc.

HOUSEHOLD APPLIANCES - 2.1%
Stanley Works (The)

HOUSEHOLD-HOME FURNISHINGS - 1.5%
Leggett & Platt, Inc.

INDUSTRIAL CONGLOMERATES - 2.3%
General Electric Co.
Pall Corp.

INDUSTRIAL MACHINERY - 1.9%
Eaton Corp.

INSURANCE BROKERS - 1.9%
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-PROPERTY & CASUALTY - 1.7%
Mercury General Corp.

LEISURE & AMUSEMENT - 1.2%
Harley-Davidson, Inc.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS - 1.5%
Caterpillar, Inc.

MEDIA-BROADCASTING & CABLE TV - 0.5%
CBS Corp. Class B

Breakdowns -
Common Stock Cost	$24,885,155
Common Stock %	92.6%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	7.4%

OFFICE SERVICES & SUPPLIES - 1.5%
Avery Dennison Corp.

OIL & GAS-REFINING & MARKETING - 1.5%
Sunoco, Inc.

PAPER & PACKAGING - 1.9%
Sonoco Products Co.

PERSONAL PRODUCTS - 2.2%
Nu Skin Enterprises, Inc. Class A

PHARMACEUTICALS - 2.0%
Johnson & Johnson

RAILROADS - 1.6%
Norfolk Southern Corp.

REITS-STORAGE - 1.6%
Public Storage REIT

RESTAURANTS - 2.0%
McDonald’s Corp.

RETAIL - 4.7%
Family Dollar Stores, Inc.
Mattel, Inc.

SEMICONDUCTORS - 2.3%
Intel Corp.

SOFT DRINKS - 2.4%
Coca-Cola Co. (The)

SOFTWARE & SERVICES - 2.0%
Microsoft Corp.

SPECIALIZED CONSUMER SERVICES - 1.8%
Hillenbrand, Inc.

TELECOMMUNICATION SERVICES-INTEGRATED - 2.1%
AT&T, Inc.

TOBACCO - 2.0%
Reynolds American, Inc.

UTILITIES-GAS - 1.8%
AGL Resources, Inc.

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update          3/31/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	31-Mar-09	Total Return	Compound Rate of Return
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%	One Year	(24.19%)	(24.19%)
12/31/1985	13.01	0.10	31.24	Three Years	(25.39%)	(9.30%)
12/31/1986	13.57	1.23	48.37	Five Years	(10.64%)	(2.23%)
12/31/1987	11.51	1.24	36.86	Ten Years	99.10%	7.13%
12/31/1988	13.59	0.00	61.59	Since Inception (8/1/84)	1234.61%	11.08%
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74	Breakdowns -
12/31/2002	22.98	0.66	854.67	Common Stock Cost	$1,110,930,077
12/31/2003	33.03	0.92	1311.95	Common Stock %	92.0%
12/31/2004	37.24	0.56	1516.25	US Treasury Bills	6.4%
12/31/2005	36.57	0.80	1521.56	Cash and Other Assets Less Liabilities	1.6%
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
3/31/2009	24.27	0.00	1234.61

Portfolio @ 3/31/2009

AEROSPACE/DEFENSE - 0.6%
BE Aerospace, Inc.*

AIR FREIGHT & LOGISTICS - 1.0%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES - 1.9%
Copart, Inc.*

BANKING - DIVERSIFIED BANKS - 0.5%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT - 3.0%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS SERVICES - 4.2%
Dun & Bradstreet Corp.
Global Payments, Inc.

CASINOS & GAMING - 0.2%
International Game Technology

CELLULAR COMMUNICATIONS - 2.4%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY - 2.1%
RPM International, Inc.

COMPUTER HARDWARE - 1.9%
Diebold, Inc.

CONSTRUCTION - 2.7%
Granite Construction, Inc.

CONSUMER SERVICES - 2.9%
Rollins, Inc.

DISTRIBUTORS - 2.3%
Watsco, Inc.

ENERGY - 3.7%
Continental Resources, Inc.*
Core Laboratories NV
FMC Technologies, Inc.*

HEALTHCARE INFORMATION SERVICES - 2.3%
Cerner Corp.*

HEALTHCARE PRODUCTS - 7.7%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE TECHNOLOGY - 1.0%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES - 6.9%
Airgas, Inc.
Cooper Industries, Ltd. Class A
Dionex Corp.*
Pall Corp.

INDUSTRIAL SERVICES - 2.3%
Republic Services, Inc.

INSURANCE BROKERS - 5.5%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

REITS-DIVERSIFIED - 2.6%
Digital Realty Trust, Inc. REIT

RESTAURANTS - 5.8%
Cracker Barrel Old Country Store, Inc.
Jack in the Box, Inc.*

RETAIL - 10.6%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.
Ross Stores, Inc.

TECHNOLOGY - 6.7%
NetApp, Inc.*
Trimble Navigation, Ltd.*
VeriSign, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE - 11.2%
Adobe Systems, Inc.*
Advent Software, Inc.*
Blackbaud, Inc.
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Teradata Corp.*

*Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update          3/31/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	31-Mar-09	Total Return	Compound Rate of Return
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%	One Year	(34.73%)	(34.73%)
12/30/1995	11.91	0.00	19.10	Three Years	(30.15%)	(11.27%)
12/31/1996	14.85	0.86	57.62	Five Years	(14.16%)	(3.01%)
12/31/1997	15.86	2.23	91.30	Ten Years	130.29%	8.70%
12/31/1998	18.32	0.47	127.54	Since Inception (2/94)	409.97%	11.37%
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47	Breakdowns -
12/31/2005	34.63	4.60	566.38	Common Stock Cost	$835,669,103
12/31/2006	35.60	5.50	690.76	Common Stock %	92.3%
12/31/2007	31.92	6.39	752.12	U.S. Treasury Bills	5.3%
12/31/2008	20.40	1.32	479.90	Cash and Other Assets Less Liabilities	2.4%
3/31/2009	17.94	0.00	409.97

Portfolio @ 3/31/2009

ASSET MANAGEMENT & CUSTODY BANKS - 1.7%
Franklin Resources, Inc.

BANKING - 4.3%
Annaly Capital Management, Inc. REIT
JPMorgan Chase & Co.
Wells Fargo & Co.

BROKERAGE AND MONEY MANAGEMENT - 1.0%
TD Ameritrade Holding Corp.*

BUILDING PRODUCTS - 0.5%
Simpson Manufacturing Co., Inc.

BUSINESS SERVICES - 1.7%
Broadridge Financial Solutions, Inc.

COMPUTER HARDWARE - 1.0%
Diebold, Inc.

CONSUMER PRODUCTS - 5.7%
Black & Decker Corp. (The)
Briggs & Stratton Corp.
Electronic Arts, Inc.*
Kimberly-Clark Corp.

ENERGY - 5.2%
Apache Corp.
Chevron Corp.
Exterran Holdings, Inc.*
Transocean, Ltd.*

ENGINEERING & CONSTRUCTION - 2.0%
KBR, Inc.

ENVIRONMENTAL FACILITIES & SERVICES - 2.0%
Waste Management, Inc.

FOOD & MEATS-PACKAGED - 0.7%
Kraft Foods, Inc. Class A

HEALTHCARE PRODUCTS - 9.1%
Abbott Laboratories
Baxter International, Inc.
Beckman Coulter, Inc.
Boston Scientific Corp.*
Cephalon, Inc.*
Covidien, Ltd.

INDUSTRIAL PRODUCTS - 6.5%
Cummins, Inc.
Franklin Electric Co., Inc.
Schnitzer Steel Industries, Inc. Class A
Sealed Air Corp.

INFORMATION TECHNOLOGY SERVICES - 2.6%
CACI International, Inc. Class A*

INSURANCE - 1.6%
Travelers Cos., Inc. (The)

INSURANCE BROKERS - 3.3%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 1.9%
Carnival Corp.
Harley-Davidson, Inc.
Polaris Industries, Inc.

MEDIA - 2.0%
Marvel Entertainment, Inc.*

METALS - 2.3%
Gold Fields, Ltd. ADR

PIPELINES - 2.7%
Kinder Morgan Management, LLC*

RAILROADS - 1.5%
Union Pacific Corp.

RESTAURANTS - 1.0%
Burger King Holdings, Inc.

RETAIL - 10.5%
Best Buy Co., Inc.
Carter’s Inc.*
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS - 4.6%
Intel Corp.
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY - 8.1%
Akamai Technologies, Inc.*
Cisco Systems, Inc.*
Intermec, Inc.*
VeriSign, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE - 2.5%
Adobe Systems, Inc.*

TELECOMMUNICATIONS SERVICES - 2.5%
Verizon Communications, Inc.

TRUCKING - 1.9%
Con-way, Inc.
Heartland Express, Inc.

UTILITIES - 1.9%
Hawaiian Electric Industries, Inc.

*Non-income producing securities

Meridian Equity Income Fund Top 10 Holdings as of 3/31/2009 MEIFX Percentage Holding Market Value of Portfolio Family Dollar Stores, Inc. $ 520,572 3.0 % Coca-Cola Co. (The) 413,130 2.4 Intel Corp. 400,706 2.3 Home Depot, Inc. 400,520 2.3 VF Corp. 399,770 2.3 Nordstrom, Inc. 396,975 2.3 Nu Skin Enterprises, Inc. Class A 381,836 2.2 Automatic Data Processing, Inc. 379,728 2.2 AT&T, Inc. 377,496 2.1 SYSCO Corp. 371,640 2.1 Net Assets $ 17,551,901 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 3/31/2009 MEIFX Market Pct. Sector Value Assets Retail $ 828,423 4.7 % Soft Drinks 413,130 2.4 Industrial Conglomerates 410,292 2.3 Semiconductors 400,706 2.3 Home Improvement Retail 400,520 2.3 Apparel Accessories & Luxury Goods 399,770 2.3 Department Stores 396,975 2.3 Personal Products 381,836 2.2 Data Processing & Outsourced 379,728 2.2 Services Telecommunication Services- 377,496 2.1 Integrated Net Assets $ 17,551,901 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 3/31/2009 MERDX Percentage Holding Market Value of Portfolio Cracker Barrel Old Country $ 30,633,000 3.0 % Store, Inc. Brown & Brown, Inc. 30,627,581 3.0 Rollins, Inc. 29,459,927 2.9 Ross Stores, Inc. 29,263,728 2.9 Jack in the Box, Inc. 28,986,734 2.8 Advent Software, Inc. 28,927,670 2.8 Granite Construction, Inc. 27,693,410 2.7 DENTSPLY International, Inc. 26,782,875 2.6 PetSmart, Inc. 26,252,400 2.6 Digital Realty Trust, Inc. REIT 26,218,836 2.6 Net Assets $ 1,020,646,906 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 3/31/2009 MERDX Sector Market Value Pct. Assets Tech-Software $ 114,499,310 11.2 % Retail 107,844,554 10.6 Healthcare Products 78,316,373 7.7 Industrial Conglomerates 70,017,228 6.9 Technology 68,727,814 6.7 Restaurants 59,619,734 5.8 Insurance Brokers 56,291,241 5.5 Business Services 43,082,305 4.2 Energy 37,286,047 3.7 Brokerage & Money Management 30,703,321 3.0 Net Assets $ 1,020,646,906 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 3/31/2009 MVALX Market Percentage Holding Value of Portfolio Willis Group Holdings, Ltd. (United $ 24,871,000 3.3 % Kingdom) Sealed Air Corp. 24,103,080 3.2 Carter’s Inc. 22,357,566 2.9 Kinder Morgan Management, LLC 20,270,614 2.7 CACI International, Inc. Class A 19,733,792 2.6 Adobe Systems, Inc. 19,133,355 2.5 Verizon Communications, Inc. 18,905,200 2.5 VeriSign, Inc. 17,728,365 2.3 Gold Fields, Ltd. ADR 17,344,530 2.3 Costco Wholesale Corp. 15,929,448 2.1 Net Assets $ 759,469,084 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 3/31/2009 MVALX Sector Market Value Pct. Assets Retail $ 79,713,481 10.5 % Healthcare Products 68,954,077 9.1 Technology 61,364,382 8.1 Industrial Products 49,402,935 6.5 Consumer Products 43,253,370 5.7 Energy 39,341,828 5.2 Semiconductors 35,158,428 4.6 Banking 32,807,903 4.3 Insurance Brokers 24,871,000 3.3 Pipelines 20,270,614 2.7 Net Assets $ 759,469,084 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. April 3, 2009 To Our Shareholders: The first quarter of 2009 was another rough period for investors. The economy continues to deteriorate and investors are concerned with regards to President Obama’s economic program. The S&P 500 dropped 11.7%, the NASDAQ 3.1% and the Russell 2000, representing smaller companies, 15.4%. The best performing groups included non-ferrous metals, mobile telecommunications and apparel retailers. Life insurance, airlines and real estate investment trusts were among the worst performing sectors. The yield on the ten-year treasury increased from 2.25% to 2.69%. Gross Domestic Product declined 6.2% in the fourth quarter and the first quarter of 2009 is expected to show a similar drop. Construction spending, industrial production, the job market, consumer spending and corporate profits all remain under pressure. There are a few bright spots. Mortgage refinancing is robust and taking place at attractive rates. Existing home sales have picked up. Interest rates remain low and inflation is not an issue. Monetary and fiscal policies are both highly expansionary. We believe that sometime this year the banking system will stabilize and the economy will bottom. The Obama economic program, however, appears more focused on wealth redistribution, social programs and increasing government intervention, instead of job creation and economic growth. The resulting deficits, in our opinion, will lead to higher interest rates, tax increases and will mean slow economic growth down the road. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at March 31, 2009 was $6.08. This represents a decrease of 15.9% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were -25.9% and -7.0%, respectively. The Fund’s assets at the close of the quarter were invested 7.4% in cash and 92.6% in stocks. Total net assets were $17,551,901 and there were 539 shareholders. Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. This has been a particularly difficult period for this strategy. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which, previously, were considered safe. Dividends for good companies, however, will stabilize and begin to grow again, once the economy bottoms. The Fund is diversified with 53 positions representing 51 different industry groups. At the end of the March 2009 quarter, the portfolio’s average holding had a 5-year-average return on equity of 21.2% and an average dividend yield of 4.9%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $25.7 billion, a debt ratio of 42.4% and earnings per share that are expected to increase annually 8.6% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Bank of Hawaii, Hillenbrand, Interactive Data, Medtronic, Pall Corp., Public Storage and The Valspar Corporation. We sold our shares in Apartment Investment and Management, Comerica, International Paper, Lincoln National, Regions Financial and RPM International. Family Dollar Stores, one of our holdings, operates a chain of 6,600 self-service discount stores in 44 states catering to mid-to-lower income consumers. Sixty percent of sales are consumables, fourteen percent home products, thirteen percent apparel and twelve percent electronics and seasonal. The average customer has an annual income of $30,000 and the typical transaction is around $10. The company benefits during economic downturns as consumers become more cost conscious and trade down. Family Dollar has a strong balance sheet, a high return on equity, a low payout ratio and business remains strong. We believe the dividend is safe and can grow during the next several years. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at March 31, 2009 was $24.27. This represents a decrease of 3.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,234.6% and 11.1%, respectively. The Fund’s assets at the close of the quarter were invested 8.0% in cash and cash equivalents and 92.0% in stocks. Total net assets were $1,020,646,906 and there were 61,625 shareholders. The market remains volatile and the direction is uncertain at this time, but stocks sell at attractive valuations. Our portfolio is balanced with high quality small and medium sized growth companies which, for the most part, are market leaders, have strong balance sheets, solid returns on invested capital and are well managed. We believe they will provide positive returns during the next several years. Our largest areas of concentration are technology, retail, restaurants and medical device companies.

During the quarter we purchased shares of Adobe Systems, Bank of Hawaii, Core Laboratories, Expeditors International, IDEXX Laboratories and CarMax. We sold our shares in Mercury General, Millipore, Royal Caribbean Cruises and SVB Financial Group. Cracker Barrel Old Country Store, one of our holdings, operates 588 restaurants and retail stores in 41 states, serving home-style cooking. Its restaurants are typically located off interstate highways with travelers accounting for about 40% of sales. The company has a strong brand image and loyal customer base which has resulted in same store sales that have generally outperformed its peers. Cracker Barrel should benefit from the decline in food and fuel cost in the near-term and a better economy long-term. The company has an experienced management team with a strong track record and is expected to grow its store units by low-to-mid single digits when the economy recovers. The shares sell at a reasonable valuation based on the company’s financial returns, free cash flow generation and long-term growth prospects. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at March 31, 2009 was $17.94. This represents a decrease of 12.1% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 396.6% and 12.4%, respectively. The comparable period returns for the S&P 500 with dividends were 86.5% and 4.6%, respectively. The Fund’s assets at the close of the quarter were invested 7.7% in cash and cash equivalents and 92.3% in stocks. Total net assets were $759,469,084 and there were 58,337 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Most of the problems are economic-related at this point. This is an extraordinary period for investors. The combination of the most severe economic contraction and equity bear market since the great depression has presented the Meridian Value Fund with a unique opportunity, in our opinion. We can now buy the best companies, both large and small, at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. We believe this is a great opportunity to position the Value Fund for positive returns during the next several years. We hold 58 positions, representing 29 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are healthcare products, technology and industrial products. During the quarter we purchased shares of Adobe Systems, Akamai Technologies, TD Amer-itrade, Apache, Best Buy, Black & Decker, Franklin Resources, Burger King, Broadridge Financial Solutions, Boston Scientific, Carnival, Cummins, Costco, Cisco, Chevron, Heartland Express, Kimberly-Clark, NVIDIA, Power Integrations, Simpson Manufacturing, The Travelers Companies, Union Pacific and Waste Management. We sold our positions in Albany International, American Medical Systems, Avista, Avon Products, BE Aerospace, Cabot, Commercial Metals, Charles River Laboratories, Dynegy, International Coal Group, Jackson Hewitt Tax

Service, Newell Rubbermaid, Pactiv, Progress Energy, STERIS, TETRA Technologies and Grupo Televisa. We continue to own Sealed Air, a leading manufacturer of materials for food and protective packaging. Sealed Air’s earnings have been pressured by record high commodity costs, especially resins, as well as additional operating expenses from investments in a global manufacturing footprint. Falling petrochemical prices and the coming increase in global chemical capacity should lower the cost of resins, which comprise the largest portion of Sealed Air’s raw materials cost. In addition, Sealed Air’s expanded manufacturing and distribution network should lower operating costs and position the company to benefit from the global growth in protein consumption. This trend will increase the demand for packaging products, like those made by Sealed Air, to protect animal proteins from contamination and decay. The shares are attractively valued, especially on normalized earnings, and the company has a strong market position and a long history of high ROE. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.), Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of March 31, 2009 and are subject to change without notice.

Meridian Equity Income Fund» Summary of Portfolio Holdings March 31, 2009 (Unaudited) Portfolio Holdings by Category (% of total net assets) Retail 4.7% $ 828,423 Soft Drinks 2.4 413,130 Industrial Conglomerates . 2.3 410,292 Semiconductors. 2.3 400,706 Home Improvement Retail 2.3 400,520 Apparel Accessories & Luxury Goods 2.3 399,770 Department Stores. 2.3 396,975 Personal Products. . 2.2 381,836 Data Processing & Outsourced Services 2.2 379,728 Telecommunication Services-Integrated. . 2.1 377,496 Food Distributors. . 2.1 371,640 Air Freight & Logistics. . 2.1 369,888 Energy. . 2.1 369,820 Household Appliances . 2.1 362,544 Restaurants . 2.0 354,705 Pharmaceuticals 2.0 354,261 Environmental Facilities & Services. . 2.0 350,464 Software & Services . 2.0 345,356 Tobacco. 2.0 344,243 Paper & Packaging. 1.9 341,974 Insurance Brokers. . 1.9 341,550 Banking-Investment Banking & Brokerage. 1.9 339,273 Electrical Components & Equipment. 1.9 337,000 Consumer Products. . 1.9 329,687 Industrial Machinery. 1.9 328,791 Distributors. . 1.9 328,012 Computer Hardware. 1.9 326,121 Utilities-Gas. . 1.8 323,666 Specialized Consumer Services. . 1.8 316,998 Food & Meats-Packaged. . 1.8 316,518 Food Retail . 1.8 315,588 Aerospace/Defense. 1.8 313,104 Distillers & Vintners . 1.7 302,874

Meridian Equity Income Fund» Summary of Portfolio Holdings (continued) March 31, 2009 (Unaudited) Construction Materials-Steel. . 1.7% $ 294,556 Insurance-Property & Casualty . 1.7 292,397 Chemicals-Specialty . 1.6 287,568 Railroads . 1.6 280,125 REITs-Storage. . 1.6 276,250 Office Services & Supplies 1.5 271,543 Household-Home Furnishings. 1.5 269,218 Oil & Gas — Refining & Marketing. 1.5 259,504 Machinery-Construction, Farm & Heavy Trucks 1.5 257,232 Construction Materials. . 1.4 252,453 Leisure & Amusement. . 1.2 211,562 Banking-Diversified Banks. 1.1 191,284 Health Care Technology. 1.1 188,608 Application Software 1.1 186,450 Auto Parts & Equipment . 1.0 177,600 Chemicals-Diversified 0.9 154,269 Commercial Printing . 0.7 132,050 Media-Broadcasting & Cable TV. . 0.5 90,624 Cash & Other Assets, Less Liabilities 7.4 1,305,655 100.0% $17,551,901

Meridian Growth Fund» Summary of Portfolio Holdings March 31, 2009 (Unaudited) Portfolio Holdings by Category (% of total net assets) Tech-Software. . 11.2% $ 114,499,310 Retail . 10.6 107,844,554 Healthcare Products. . 7.7 78,316,373 Industrial Conglomerates. . 6.9 70,017,228 Technology . 6.7 68,727,814 U.S. Government Obligations 6.4 64,979,288 Restaurants . 5.8 59,619,734 Insurance Brokers 5.5 56,291,241 Business Services . 4.2 43,082,305 Energy . 3.7 37,286,047 Brokerage & Money Management 3.0 30,703,321 Consumer Services 2.9 29,459,927 Construction 2.7 27,693,410 REITs-Diversified . 2.6 26,218,836 Cellular Communications. . 2.4 24,992,159 Healthcare Information Services. 2.3 23,604,415 Industrial Services 2.3 23,255,846 Distributors . 2.3 23,079,146 Chemicals-Specialty. . 2.1 21,933,917 Automotive Wholesale Services 1.9 19,833,642 Computer Hardware. 1.9 19,819,739 Air Freight & Logistics 1.0 10,670,988 Healthcare Technology. 1.0 9,741,186 Aerospace/Defense 0.6 5,637,234 Banking — Diversified Banks . 0.5 5,026,152 Casino & Gaming 0.2 2,165,409 Cash & Other Assets, Less Liabilities. 1.6 16,147,685 100.0% $1,020,646,906

Meridian Value Fund» Summary of Portfolio Holdings March 31, 2009 (Unaudited) Portfolio Holdings by Category (% of total net assets) Retail. . 10.5% $ 79,713,481 Healthcare Products 9.1 68,954,077 Technology. . 8.1 61,364,382 Industrial Products . 6.5 49,402,935 Consumer Products. 5.7 43,253,370 U.S. Government Obligations . 5.3 39,987,363 Energy. 5.2 39,341,828 Semiconductors . 4.6 35,158,428 Banking . 4.3 32,807,903 Insurance Brokers. 3.3 24,871,000 Pipelines . 2.7 20,270,614 Information Technology Services. . 2.6 19,733,792 Tech-Software . 2.5 19,133,355 Telecommunications Services. 2.5 18,905,200 Metals. 2.3 17,344,530 Media 2.0 15,595,470 Engineering & Construction. 2.0 15,269,717 Environmental Facilities & Services . 2.0 15,214,080 Utilities. . 1.9 14,903,434 Trucking. 1.9 14,785,909 Leisure & Amusement. 1.9 14,380,774 Asset Management & Custody Banks. . 1.7 12,826,447 Business Services. . 1.7 12,755,294 Insurance 1.6 12,196,064 Railroads 1.5 11,428,580 Brokerage and Money Management 1.0 7,835,794 Restaurants 1.0 7,534,485 Computer Hardware 1.0 7,436,205 Food & Meats-Packaged. 0.7 5,244,837 Building Products. 0.5 3,584,178 Cash & Other Assets, Less Liabilities. . 2.4 18,235,558 100.0% $759,469,084

Meridian Equity Income Fund» Schedule of Investments March 31, 2009 (Unaudited) Shares Value Shares Value COMMON STOCKS — 92.6% AEROSPACE/DEFENSE - 1.8% CONSTRUCTION MATERIALS-STEEL — 1.7% Boeing Co. . 8,800 $ 313,104 Timken Co.21,100 $ 294,556 AIR FREIGHT & LOGISTICS — 2.1% CONSUMER PRODUCTS — 1.9% United Parcel Service, Inc. Kimberly-Clark Corp 7,150 329,687 Class B. 7,515 369,888 DATA PROCESSING & OUTSOURCED SERVICES — 2.2% APPAREL ACCESSORIES & LUXURY GOODS — 2.3% Automatic Data VF Corp 7,000 399,770 Processing, Inc.10,800 379,728 APPLICATION SOFTWARE — 1.1% DEPARTMENT STORES — 2.3% Interactive Data Corp. . 7,500 186,450 Nordstrom, Inc 23,700 396,975 AUTO PARTS & EQUIPMENT — 1.0% DISTILLERS & VINTNERS — 1.7% Johnson Controls, Inc.14,800 177,600 Brown-Forman Corp. Class B. 7,800 302,874 BANKING-DIVERSIFIED BANKS — 1.1% Bank of Hawaii Corp 5,800 191,284 DISTRIBUTORS — 1.9% Genuine Parts Co. 10,985 328,012 BANKING-INVESTMENT BANKING & BROKERAGE — 1.9% ELECTRICAL COMPONENTS & EQUIPMENT — 1.9% Morgan Stanley. 14,900 339,273 Hubbell, Inc. Class B.12,500 337,000 CHEMICALS-DIVERSIFIED — 0.9% ENERGY — 2.1% Dow Chemical Co. (The) 18,300 154,269 Chevron Corp . 5,500 369,820 CHEMICALS-SPECIALTY — 1.6% ENVIRONMENTAL FACILITIES & SERVICES — 2.0% Valspar Corp14,400 287,568 Waste Management, Inc. 13,690 350,464 COMMERCIAL PRINTING — 0.7% FOOD DISTRIBUTORS — 2.1% R. R. Donnelley & Sons Co 18,015 132,050 SYSCO Corp16,300 371,640 COMPUTER HARDWARE — 1.9% FOOD & MEATS-PACKAGED — 1.8% Diebold, Inc. 15,275 326,121 Kraft Foods, Inc. Class A 14,200 316,518 CONSTRUCTION MATERIALS — 1.4% FOOD RETAIL — 1.8% Vulcan Materials Co 5,700 252,453 SUPERVALU, Inc. 22,100 315,588

Meridian Equity Income Fund» Schedule of Investments (continued) March 31, 2009 (Unaudited) Shares Value Shares Value COMMON STOCKS (continued) HEALTH CARE TECHNOLOGY — 1.1% OFFICE SERVICES & SUPPLIES — 1.5% Medtronic, Inc 6,400 $ 188,608 Avery Dennison Corp 12,155 $ 271,543 HOME IMPROVEMENT RETAIL — 2.3% OIL & GAS-REFINING & MARKETING — 1.5% Home Depot, Inc. 17,000 400,520 Sunoco, Inc. 9,800 259,504 HOUSEHOLD APPLIANCES — 2.1% PAPER & PACKAGING — 1.9% Stanley Works (The). . 12,450 362,544 Sonoco Products Co . 16,300 341,974 HOUSEHOLD-HOME FURNISHINGS - 1.5% PERSONAL PRODUCTS — 2.2% Leggett & Platt, Inc . 20,725 269,218 Nu Skin Enterprises, Inc. Class A. 36,400 381,836 INDUSTRIAL CONGLOMERATES — 2.3% General Electric Co . 22,800 230,508 PHARMACEUTICALS — 2.0% Pall Corp 8,800 179,784 Johnson & Johnson . 6,735 354,261 410,292 INDUSTRIAL MACHINERY — 1.9% RAILROADS — 1.6% Eaton Corp. 8,920 328,791 Norfolk Southern Corp. 8,300 280,125 INSURANCE BROKERS — 1.9% REITS-STORAGE — 1.6% Willis Group Holdings, Ltd. Public Storage REIT. . 5,000 276,250 (United Kingdom). . 15,525 341,550 RESTAURANTS — 2.0% INSURANCE-PROPERTY & CASUALTY — 1.7% McDonald’s Corp. 6,500 354,705 Mercury General Corp. . 9,845 292,397 RETAIL — 4.7% LEISURE & AMUSEMENT - 1.2% Family Dollar Stores, Inc . 15,600 520,572 Harley-Davidson, Inc 15,800 211,562 Mattel, Inc. . 26,700 307,851 828,423 MACHINERY-CONSTRUCTION, FARM & HEAVY SEMICONDUCTORS — 2.3% TRUCKS - 1.5% Intel Corp. . 26,625 400,706 Caterpillar, Inc 9,200 257,232 SOFT DRINKS - 2.4% MEDIA-BROADCASTING & CABLE TV — 0.5% Coca-Cola Co. (The). . 9,400 413,130 CBS Corp. Class B 23,600 90,624

Meridian Equity Income Fund» Schedule of Investments (continued) March 31, 2009 (Unaudited) Shares Value Shares Value COMMON STOCKS (continued) SOFTWARE & SERVICES — 2.0% UTILITIES-GAS — 1.8% Microsoft Corp 18,800 $ 345,356 AGL Resources, Inc . 12,200 $ 323,666 SPECIALIZED CONSUMER SERVICES — 1.8% TOTAL INVESTMENTS — 92.6% Hillenbrand, Inc. . 19,800 316,998 (Cost $24,885,155) . 16,246,246 TELECOMMUNICATION SERVICES- CASH AND OTHER ASSETS, INTEGRATED — 2.1% LESS LIABILITIES - 7.4% . 1,305,655 AT&T, Inc. . 14,980 377,496 NET ASSETS — 100.0% $17,551,901 TOBACCO - 2.0% Reynolds American, Inc. 9,605 344,243 REIT — Real Estate Investment Trust See accompanying notes to schedule of investments.

Meridian Growth Fund» Schedule of Investments March 31, 2009 (Unaudited) Shares Value Shares Value COMMON STOCKS — 92.0% AEROSPACE/DEFENSE — 0.6% CONSUMER SERVICES — 2.9% BE Aerospace, Inc.*. 650,200 $5,637,234 Rollins, Inc 1,717,780 $ 29,459,927 AIR FREIGHT & LOGISTICS — 1.0% DISTRIBUTORS — 2.3% Expeditors International of Watsco, Inc 678,200 23,079,146 Washington, Inc 377,200 10,670,988 ENERGY — 3.7% AUTOMOTIVE WHOLESALE SERVICES — 1.9% Continental Resources, Copart, Inc.*. 668,700 19,833,642 Inc.*. 302,900 6,424,509 Core Laboratories NV 132,800 9,715,648 FMC Technologies, Inc.*. . 674,080 21,145,890 BANKING — DIVERSIFIED BANKS — 0.5% 37,286,047 Bank of Hawaii Corp. 152,400 5,026,152 HEALTHCARE INFORMATION SERVICES — 2.3% Cerner Corp.* . 536,830 23,604,415 BROKERAGE & MONEY MANAGEMENT — 3.0% Affiliated Managers Group, Inc.*. 301,000 12,554,710 HEALTHCARE PRODUCTS — 7.7% T. Rowe Price Group, Inc 628,850 18,148,611 C. R. Bard, Inc. 323,975 25,827,287 DENTSPLY International, 30,703,321 Inc 997,500 26,782,875 BUSINESS SERVICES - 4.2% Edwards Lifesciences Dun & Bradstreet Corp . 281,600 21,683,200 Corp.* 423,985 25,706,211 Global Payments, Inc. 640,500 21,399,105 78,316,373 43,082,305 HEALTHCARE TECHNOLOGY — 1.0% CASINOS & GAMING — 0.2% IDEXX Laboratories, International Game Inc.*. 281,700 9,741,186 Technology. 234,860 2,165,409 INDUSTRIAL CONGLOMERATES — 6.9% CELLULAR COMMUNICATIONS — 2.4% Airgas, Inc . 253,767 8,579,862 American Tower Corp. Cooper Industries, Ltd. Class A*. . 821,300 24,992,159 Class A 803,400 20,775,924 Dionex Corp.* . 498,700 23,563,575 Pall Corp. 836,900 17,097,867 CHEMICALS-SPECIALTY — 2.1% 70,017,228 RPM International, Inc . 1,723,010 21,933,917 INDUSTRIAL SERVICES — 2.3% Republic Services, Inc. 1,356,026 23,255,846 COMPUTER HARDWARE — 1.9% Diebold, Inc 928,325 19,819,739 INSURANCE BROKERS — 5.5% Brown & Brown, Inc. 1,619,650 30,627,581 CONSTRUCTION — 2.7% Willis Group Holdings, Ltd. Granite Construction, Inc 738,885 27,693,410 (United Kingdom). 1,166,530 25,663,660 56,291,241

Meridian Growth Fund®
Schedule of Investments (continued)
March 31, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
REITS-DIVERSIFIED - 2.6%		
Digital Realty Trust, Inc. REIT	790,200	$ 26,218,836
RESTAURANTS - 5.8%		
Cracker Barrel Old Country Store, Inc.	1,069,588	30,633,000
Jack in the Box, Inc.*	1,244,600	28,986,734
		59,619,734
RETAIL - 10.6%		
Bed Bath & Beyond, Inc.*	193,300	4,784,175
CarMax, Inc.*	833,800	10,372,472
Family Dollar Stores, Inc.	619,800	20,682,726
Mattel, Inc.	1,430,100	16,489,053
PetSmart, Inc.	1,252,500	26,252,400
Ross Stores, Inc.	815,600	29,263,728
		107,844,554
TECHNOLOGY - 6.7%		
NetApp, Inc.*	758,100	11,250,204
Trimble Navigation, Ltd.*	567,300	8,668,344
VeriSign, Inc.*	1,332,100	25,136,727
Zebra Technologies Corp. Class A*	1,244,613	23,672,539
		68,727,814
TECH-SOFTWARE - 11.2%		
Adobe Systems, Inc.*	1,209,500	25,871,205
Advent Software, Inc.*	868,438	28,927,670
Blackbaud, Inc.	1,064,500	12,358,845
MICROS Systems, Inc.*	1,131,400	21,213,750
Nuance Communications, Inc.*	1,010,600	10,975,116
Teradata Corp.*	934,200	15,152,724
		114,499,310
TOTAL COMMON STOCKS - 92.0% (Cost $1,110,930,077)		939,519,933

	Value
U.S. GOVERNMENT OBLIGATIONS - 6.4%	
U.S. Treasury Bill @ .243%** due 05/28/09 (Face Value $20,000,000)	$ 19,992,400
U.S. Treasury Bill @ .203%** due 05/21/09 (Face Value $35,000,000)	34,990,278
U.S. Treasury Bill @ .142%** due 06/11/09 (Face Value $10,000,000)	9,996,610
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $64,979,249)	64,979,288
TOTAL INVESTMENTS - 98.4% (Cost $1,175,909,993)	1,004,499,221
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.6%	16,147,685
NET ASSETS - 100.0%	$1,020,646,906

REIT - Real Estate Investment Trust

* Non-income producing securities

** Annualized yield at date of purchase

See accompanying notes to schedule of investments.

13

Meridian Value Fund®
Schedule of Investments
March 31, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS - 92.3%		
ASSET MANAGEMENT & CUSTODY BANKS - 1.7%		
Franklin Resources, Inc. . . .	238,100	$ 12,826,447
BANKING - 4.3%		
Annaly Capital Management, Inc. REIT . .	496,100	6,880,907
JPMorgan Chase & Co. . . .	469,800	12,487,284
Wells Fargo & Co.	943,800	13,439,712
		32,807,903
BROKERAGE AND MONEY MANAGEMENT - 1.0%		
TD Ameritrade Holding Corp.*	567,400	7,835,794
BUILDING PRODUCTS - 0.5%		
Simpson Manufacturing Co., Inc.	198,900	3,584,178
BUSINESS SERVICES - 1.7%		
Broadridge Financial Solutions, Inc.	685,400	12,755,294
COMPUTER HARDWARE - 1.0%		
Diebold, Inc.	348,300	7,436,205
CONSUMER PRODUCTS - 5.7%		
Black & Decker Corp. (The)	263,300	8,309,748
Briggs & Stratton Corp. . . .	569,400	9,395,100
Electronic Arts, Inc.*	766,500	13,942,635
Kimberly-Clark Corp.	251,700	11,605,887
		43,253,370
ENERGY - 5.2%		
Apache Corp.	119,900	7,684,391
Chevron Corp.	233,800	15,720,712
Exterran Holdings, Inc.* . . .	242,950	3,892,059
Transocean, Ltd.*	204,702	12,044,666
		39,341,828
ENGINEERING & CONSTRUCTION - 2.0%		
KBR, Inc.	1,105,700	15,269,717
ENVIRONMENTAL FACILITIES & SERVICES - 2.0%		
Waste Management, Inc. . . .	594,300	$ 15,214,080
FOOD & MEATS-PACKAGED - 0.7%		
Kraft Foods, Inc. Class A . . .	235,300	5,244,837
HEALTHCARE PRODUCTS - 9.1%		
Abbott Laboratories	223,800	10,675,260
Baxter International, Inc. . .	199,300	10,208,146
Beckman Coulter, Inc.	165,600	8,447,256
Boston Scientific Corp.* . . .	1,225,300	9,741,135
Cephalon, Inc.*	217,200	14,791,320
Covidien, Ltd.	454,000	15,090,960
		68,954,077
INDUSTRIAL PRODUCTS - 6.5%		
Cummins, Inc.	156,900	3,993,105
Franklin Electric Co., Inc. . .	682,800	15,110,364
Schnitzer Steel Industries, Inc. Class A	197,400	6,196,386
Sealed Air Corp.	1,746,600	24,103,080
		49,402,935
INFORMATION TECHNOLOGY SERVICES - 2.6%		
CACI International, Inc. Class A*	540,800	19,733,792
INSURANCE - 1.6%		
Travelers Cos., Inc. (The) . . .	300,100	12,196,064
INSURANCE BROKERS - 3.3%		
Willis Group Holdings, Ltd. (United Kingdom)	1,130,500	24,871,000
LEISURE & AMUSEMENT - 1.9%		
Carnival Corp.	176,200	3,805,920
Harley-Davidson, Inc.	203,400	2,723,526
Polaris Industries, Inc.	366,200	7,851,328
		14,380,774
MEDIA - 2.0%		
Marvel Entertainment, Inc.* . .	587,400	15,595,470

14

Meridian Value Fund®
Schedule of Investments (continued)
March 31, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
METALS - 2.3%		
Gold Fields, Ltd. ADR	1,529,500	$ 17,344,530
PIPELINES - 2.7%		
Kinder Morgan Management, LLC*	497,316	20,270,614
RAILROADS - 1.5%		
Union Pacific Corp.	278,000	11,428,580
RESTAURANTS - 1.0%		
Burger King Holdings, Inc.	328,300	7,534,485
RETAIL - 10.5%		
Best Buy Co., Inc.	415,700	15,779,972
Carter's Inc.*	1,188,600	22,357,566
Costco Wholesale Corp.	343,900	15,929,448
Kohl's Corp.*	264,500	11,193,640
Mattel, Inc.	1,253,500	14,452,855
		79,713,481
SEMICONDUCTORS - 4.6%		
Intel Corp.	994,600	14,968,730
NVIDIA Corp.*	1,363,300	13,442,138
Power Integrations, Inc.	392,300	6,747,560
		35,158,428
TECHNOLOGY - 8.1%		
Akamai Technologies, Inc.*	203,500	3,947,900
Cisco Systems, Inc.*	942,500	15,805,725
Intermec, Inc.*	863,300	8,978,320
VeriSign, Inc.*	939,500	17,728,365
Zebra Technologies Corp. Class A*	783,600	14,904,072
		61,364,382
TECH-SOFTWARE - 2.5%		
Adobe Systems, Inc.*	894,500	19,133,355
TELECOMMUNICATIONS SERVICES - 2.5%		
Verizon Communications, Inc.	626,000	$ 18,905,200
TRUCKING - 1.9%		
Con-way, Inc.	441,800	7,921,474
Heartland Express, Inc.	463,500	6,864,435
		14,785,909
UTILITIES - 1.9%		
Hawaiian Electric Industries, Inc.	1,084,675	14,903,434
TOTAL COMMON STOCKS - 92.3% (Cost $835,669,103)		701,246,163
U.S. GOVERNMENT OBLIGATIONS - 5.3%		
U.S. Treasury Bill @ .203%** due 05/21/09 (Face Value $20,000,000)		19,994,444
U.S. Treasury Bill @ .243%** due 05/28/09 (Face Value $20,000,000)		19,992,919
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $39,987,363)		39,987,363
TOTAL INVESTMENTS - 97.6% (Cost $875,656,466)		741,233,526
CASH AND OTHER ASSETS, LESS LIABILITIES - 2.4%		18,235,558
NET ASSETS - 100.0%		$759,469,084

ADR - American Depository Receipt
REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

See accompanying notes to schedule of investments.

15

Meridian Fund, Inc. Notes to Schedules of Investments March 31, 2009 (Unaudited) 1. Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. 2. Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“FAS No. 157”): FAS No. 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires disclosures about the use of fair value measurements. The three levels of the fair value hierarchy under FAS No. 157 are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s investments as of March 31, 2009 is as follows: Meridian Meridian Meridian Valuation Inputs Equity Income Growth Value Level 1 — Quoted Prices $16,246,246 $ 939,519,933 $701,246,163 Level 2 — Other Significant Observable Inputs. . — 64,979,288 39,987,363 Level 3 — Significant Unobservable Inputs — — — Total Market Value of Investments.$16,246,246 $1,004,499,221 $741,233,526 Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows: Aggregate Aggregate Gross Gross Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Depreciation Equity Income Fund.$ 24,885,155 $ 365,389 $ (9,004,298) $ (8,638,909) Growth Fund 1,175,909,993 62,973,439 (234,384,211) (171,410,772) Value Fund. 875,656,466 30,154,622 (164,577,562) (134,422,940)

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MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND Officers and Directors MERIDIAN VALUE FUND RICHARD F. ASTER, JR. President and Director THIRD QUARTER REPORT MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent 60 E. Sir Francis Drake Blvd. PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. Wood Island, Suite 306 King of Prussia, Pennsylvania (800) 446-6662 Larkspur, CA 94939 www.meridianfund.com Counsel GOODWIN PROCTER LLP Telephone (800) 446-6662 Washington, D.C. Auditors PRICEWATERHOUSECOOPERS LLP San Francisco, California March 31, 2009